UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

 06 May 2026

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X....                                                                  Form 40-F  ........

Fiscal 26 Q3 trading statement 6 May 2026

Strong growth in Europe, LAC and Africa, all up at least high-single-digit, offset by weakness in North America. Fiscal 26 guidance reiterated.

	Q3 ended 31 March 2026				9 months ended 31 March 2026
	Reported F26 $m	Reported F25 $m	Reported growth YoY %	Organic growth YoY %	Reported F26 $m	Reported F25 $m	Reported growth YoY %	Organic growth YoY %
Net sales	4,477	4,376	2.3	0.3	14,937	15,277	(2.2)	(1.9)
Volume				0.4				(0.5)
Price/mix	-	-	-	(0.1)	-	-	-	(1.4)

●
Q3 reported net sales increased 2.3% to $4.5bn, reflecting a positive hyperinflation adjustment, partially offset by the impact of disposals and limited impact from foreign exchange.

●
Organic net sales grew 0.3% in the quarter; volume +0.4% and price/mix -0.1%.

●
Strong organic net sales growth was delivered in Europe, LAC and Africa with some benefit from Easter timing and advance sales ahead of the upcoming FIFA World Cup. In North America, organic net sales declined high-single-digit reflecting continued US Spirits weakness. Asia Pacific net sales declined slightly with weakness in Chinese white spirits (CWS) offsetting low-single-digit growth in international premium spirits, and with the latter benefiting from later timing of Chinese New Year (CNY).

●
Accelerate programme on track to deliver c.$300m savings by end of fiscal 26.

●
USL announced the sale of its RCB business on 24 March 2026 and the disposal of our shareholding in EABL is expected to complete in calendar H2 2026.1 These transactions will support reducing leverage and increasing financial flexibility.

●
Fiscal 26 guidance unchanged from fiscal 26 H1 results.

Sir Dave Lewis, Chief Executive Officer, commented:

"We are pleased with the strong growth across Europe, LAC and Africa. North America remains our biggest challenge, where market conditions are soft and our offer needs to be more competitive. Actions are already underway to address this.

Progress on the re-design of our new strategy and the shaping of a more competitive operating framework is well underway. We are on track to share a Strategy Update with shareholders alongside our fiscal 26 full-year results on 6 August 2026.

While we are mindful of continued geopolitical uncertainty, including the impact of the ongoing conflict in the Middle East on energy, supply and distribution; we are reiterating our fiscal 26 guidance."

1. United Spirits Limited (USL), Royal Challengers Bengaluru (RCB) & East African Breweries plc (EABL).

Quarterly financials are unaudited. See pages 5-6 for an explanation and reconciliation of non-GAAP measures. Unrounded financials - due to rounding, the numbers in this and other tables in this release may not always cast or calculate. Unless otherwise noted, commentary throughout this release refers to organic net sales movement for third quarter ended 31 March 2026 compared to the third quarter ended 31 March 2025.

Fiscal 26 full-year outlook unchanged from fiscal 26 H1 results:

Organic net sales - down 2-3%.

Organic operating profit growth - flat to up low-single-digit including c.$300m savings from Accelerate and the impact of tariffs shared previously.

Taxation - tax rate before exceptional items c.25% (fiscal 25: 24.9%).

Effective interest rate - effective interest rate c.4.0% (fiscal 25: 4.1%).

Capital expenditure - at the lower end of the range of $1.2-1.3 billion (fiscal 25: $1.5 billion).

Free cash flow - $3 billion (fiscal 25: $2.7 billion), including exceptional items related to Accelerate but excluding c.$100 million one-off impact for inventory build at year end to cover implementation of the SAP S/4 HANA ERP system in early fiscal 27.

Live presentation and Q&A conference call

Sir Dave Lewis, Chief Executive Officer and Nik Jhangiani, Chief Financial Officer will host a short presentation followed by Q&A at 9.30am UKT (10.30am CET) on Wednesday 6 May 2026, which can be accessed at: https://www.investis-live.com/diageo/69c268d9dc51410011ba8af8/mqlzw

For analysts and investors wishing to ask questions, please use the dial-in details below which will have a Q&A facility. Please dial in 15 minutes ahead of the scheduled start time to register before the call begins.

From the UK:	+44 (0)20 3936 2999
From the UK (free call):	0808 189 0158
From the USA:	+1 646 233 4753
From the USA (free call):	+1 855 979 6654
Access code:	662719

Transcript and audio recording

Following the presentation and Q&A conference call, a transcript and audio recording can be accessed at:

https://www.diageo.com/en/investors/results-reports-and-events/results

Presentation slides and transcript

Following the presentation, slides and a transcript will be made available.

For further information, please contact:
Investor relations:
Sonya Ghobrial	+44 (0) 7392 784 784
Andy Ryan	+44 (0) 7803 854 842
Grace Murphy	+44 (0) 7514 726 167
investor.relations@diageo.com

Media relations:
Rebecca Perry	+44 (0) 7590 809 101
Clare Cavana	+44 (0) 7751 742 072
press@diageo.com

Q3 review

Net sales, volume and price/mix for Q3 and 9 months ended 31 March 2026

	Q3 ended 31 March 2026				Volume	Price/mix
	Reported F26	Reported F25	Reported growth	Organic growth	Organic growth	Organic Growth
Net sales	$m	$m	YoY %	YoY %	YoY %	YoY %

North America	1,712	1,903	(10.0)	(9.4)	(9.9)	0.5
Europe	1,049	898	16.8	8.8	6.3	2.6
Asia Pacific	797	803	(0.7)	(0.8)	(4.6)	3.8
LAC	513	378	35.7	16.2	10.5	5.6
Africa	374	369	1.4	17.1	20.2	(3.1)
Corporate	32	25	n/a	n/a	n/a	n/a
Diageo total	4,477	4,376	2.3	0.3	0.4	(0.1)
	9 months ended 31 March 2026				Volume	Price/mix
	Reported F26	Reported F25	Reported growth	Organic growth	Organic growth	Organic Growth
Net sales	$m	$m	YoY %	YoY %	YoY %	YoY %

North America	5,502	5,998	(8.3)	(7.6)	(5.8)	(1.8)
Europe	3,809	3,530	7.9	4.3	0.2	4.1
Asia Pacific	2,632	2,913	(9.6)	(8.2)	(2.3)	(5.8)
LAC	1,629	1,428	14.1	7.7	1.6	6.0
Africa	1,247	1,313	(5.0)	12.7	11.3	1.4
Corporate	118	95	n/a	n/a	n/a	n/a
Diageo total	14,937	15,277	(2.2)	(1.9)	(0.5)	(1.4)

Quarterly financials are unaudited. Unrounded financials - due to rounding, the numbers in this table may not always cast or calculate.

Q3 Regional performance

North America (38% net sales)

●          Organic net sales declined 9.4% as a result of soft market conditions and the need for a more competitive offer.

●          Price/mix increased 0.5%, driven by a one-off item in Canada relating to a favourable resolution of commercial terms. Underlying NAM price/mix was negative, largely due to adverse US Spirits mix.

●          US Spirits organic net sales declined 15.4%, weaker than depletions decline by c.5%. Overall net sales were impacted by lapping tough comparatives last year due to the pre tariff pull-forward of imports to distributors and tequila restocking. Q3 shipments benefitted from distributor buy-in ahead of the FIFA World Cup.Tequila declined double-digit overall driven by tough prior year comparatives, competitive pressure and category softness.

●          Diageo Beer Company USA net sales grew 9.1% led by Smirnoff RTD and Guinness.

Europe (23% net sales)

●         Organic net sales grew 8.8%, led by Guinness in Great Britain and Ireland. Spirits growth led by MENA, Central and Eastern Europe and Türkiye.

●         Price/mix grew 2.6% driven by continued strong Guinness performance with net sales up double-digit.

●         Spirits organic net sales grew high-single-digit, driven by strong growth in scotch led by Johnnie Walker in MENA and Türkiye.

Asia Pacific (18% net sales)

●         Organic net sales declined 0.8%, driven by weakness in Greater China. Continued weakness in CWS, which declined double-digit, more than offset low-single-digit growth in international premium spirits in the region. The later timing of CNY supported performance.

●         Price/mix grew 3.8% reflecting favourable market mix which more than offset weakness from CWS.

●         In Greater China, CWS declined double-digit, reflecting reduced consumption primarily due to market policy, impacting the region's net sales by c.3% and group net sales by c.0.6%. India was impacted by the Maharashtra excise tax increase, excluding Maharashtra India grew high-single-digit.

●         Guinness organic net sales increased double-digit, with the transition of our beer route-to-market to a licence brewing model driving strong organic growth in the quarter.

Latin America and Caribbean (11% net sales)

●         Organic net sales grew 16.2%, with growth across most key markets and some benefit in the quarter from buy-in ahead of the FIFA World Cup and Easter timing.

●         Price/mix was up 5.6%, with all markets contributing positively to this except Mexico.

●         Brazil delivered double-digit organic net sales growth driven by double-digit volume growth and positive price/mix. Mexico net sales declined high-single-digit as the business further implemented its broader portfolio participation strategy.

●         Spirits grew double-digit led by double-digit scotch growth driven by multiple markets. RTDs also grew very strongly led by Smirnoff Ice in Brazil.

Africa (8% net sales)

●         Organic net sales grew 17.1% driven by double-digit growth in both East Africa and South, West and Central Africa (SWC).

●         Price/mix declined 3.1% due to market mix.

●         In East Africa, Tanzania and Uganda saw strong double-digit growth. Growth in SWC reflected double-digit organic volume and net sales growth in South Africa.

●         Double-digit growth in spirits was led by Kenya Cane. Strong beer growth was driven by Serengeti, and strong growth in RTDs was driven by Smirnoff Ice in South Africa.

Appendix

Foreign exchange

We are not providing specific guidance in relation to foreign exchange for fiscal 26. However, using the hedged rates already in place and for other exposures the spot exchange rates at 30 April 2026, including $1=£0.74 and $1=€0.86, for fiscal 26, would result in a positive impact on net sales of approximately $70 million and a positive impact of approximately $50 million on operating profit. The above spot rates, currency hedges and assumptions reflect a point in time, and may change.

Volume reporting change

As part of the move to an asset-light beer operating model, calculation of volume for Guinness flavour extract and other concentrate sales has been amended to represent the equivalent finished goods volume. Comparatives for prior periods have been restated.

Explanatory notes

Comparisons are to the three and nine months ended 31 March 2026 unless otherwise stated. Unless otherwise stated, percentage movements given throughout this document for volume and net sales are organic movements after retranslating current period reported numbers at prior period exchange rates and after adjusting for the effect of exceptional operating items and acquisitions and disposals, excluding fair value remeasurements.

This document includes names of Diageo's products which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for use.

Definitions and reconciliation of non-GAAP measures to GAAP measures

Diageo's strategic planning process is based on certain non-GAAP measures, including organic movements. These non-GAAP measures are chosen for planning and reporting, and some of them are used for incentive purposes. The group's management believes that these measures provide valuable additional information for users of the financial statements in understanding the group's performance. These non-GAAP measures should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein.

It is not possible to reconcile the forecast tax rate before exceptional items, forecast organic net sales growth and forecast organic operating profit growth to the most comparable GAAP measure as it is not possible to predict, without unreasonable effort, with reasonable certainty, the future impact of changes in exchange rates, acquisitions and disposals and potential exceptional items.

Volume

Volume is a performance indicator that is measured on an equivalent units basis to nine-litre cases of spirits. An equivalent unit represents one nine- litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready-to-drink or beer. Therefore, to convert volume of products other than spirits to equivalent units, the following guide has been used: beer in hectolitres, divide by 0.9; wine in nine-litre cases, divide by five; ready-to-drink and certain pre-mixed products that are classified as ready-to-drink in nine-litre cases, divide by ten. As part of the move to an asset-light beer operating model, calculation of volume for Guinness flavour extract and other concentrate sales has been amended to represent the equivalent finished goods volume. Comparatives for prior periods have been restated.

Organic movements

Organic information is presented using US dollar amounts on a constant currency basis excluding the impact of exceptional items, certain fair value remeasurements, hyperinflation and acquisitions and disposals. Organic measures enable users to focus on the performance of the business which is common to both years and which represents those measures that local managers are most directly able to influence.

Detailed calculation and reconciliation of non-GAAP measures can be found in the latest Annual Report (available at https://www.diageo.com/en/investors).

Organic net sales movement calculations for the 3 months ended 31 March 2026 were as follows:

Net sales	North America	Europe	Asia Pacific	LAC	Africa	Corporate	Diageo total
	$m	$m	$m	$m	$m	$m	$m
3 months ended 31 March 2025 reported	1,903	898	803	378	369	25	4,376
Exchange	2	21	14	13	2	0	53
Reclassification	0	2	0	0	(2)	0	0
Disposals	(25)	(8)	(1)	(3)	(61)	0	(98)
Hyperinflation	0	(31)	0	(4)	(4)	0	(39)
3 months ended 31 March 2025 adjusted	1,881	882	816	385	304	24	4,292
Organic movement	(177)	78	(7)	62	52	5	13
Acquisitions & Disposals	6	5	0	2	7	0	20
Exchange	3	45	(11)	(115)	11	2	(66)
Hyperinflation	0	38	0	179	0	0	217
3 months ended 31 March 2026 reported	1,712	1,049	797	513	374	32	4,477
Organic movement %	(9.4)	8.8	(0.8)	16.2	17.1		0.3

Quarterly financials are unaudited. Unrounded financials - due to rounding, the numbers in this table may not always cast or calculate. The above includes the restatement of Sheridan's which completed in Q3 fiscal 26.

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, J&B and Buchanan's whiskies, Smirnoﬀ and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in nearly 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

Cautionary statement concerning forward-looking statements

This document contains 'forward-looking' statements. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including trends in results of operations, margins, growth rates, phasing and overall market trends, information related to Diageo's fiscal 26 outlook and beyond, ambitions relating to free cash flow and improved operating leverage, Diageo's Accelerate programme, the impact of changes in interest or exchange rates, anticipated cost savings or synergies, expected investments, the completion of any strategic transactions or restructuring programmes, anticipated tax rates, changes in the international tax environment, potential tariffs and Diageo's ability to mitigate the impact of tariffs, expected cash payments, and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control. Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.

An explanation of non-GAAP measures, including organic movements, is set out on pages 213-221 of Diageo's Annual Report for the year ended 30 June 2025.

Diageo plc LEI: 213800ZVIELEA55JMJ32

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 06 May 2026

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary
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